Digital Ally, Inc.

14001 Marshall Drive

Lenexa, Kansas 66215

February 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	DIGITAL ALLY, INC.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-269392

Dear Messrs. Ecker and Kruczek:

On January 24, 2023, Digital Ally, Inc. (the “Company”) initially filed a Registration Statement on Form S-1 (File No. 333-269392) (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of its securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Sullivan & Worcester LLP, by calling David E. Danovitch at (212) 660-3060, or in his absence, Aaron M. Schleicher at (212) 660-3034.

Thank you for your assistance in this matter.

Sincerely,

/s/ Stanton E. Ross
Stanton E. Ross
Chairman of the Board, Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP